Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
August 26, 2015

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	4.250% Medium-Term Notes, Series B due September 10, 2045 (the “Notes”)
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
ISIN:	XS1283509427
Pricing Date:	August 26, 2015
Settlement Date:	September 10, 2015 (T+10)
Maturity Date:	September 10, 2045
Principal Amount:	$750,000,000
Price to Public:	100.000%
Commission:	0.100%
Net Proceeds to Issuer:	$743,437,500; the Net Proceeds to the Issuer reflect the Price to Public set forth above as reduced by (a) the Commission set forth above and (b) a fee of $5,812,500 that the Issuer will pay to Morgan Stanley & Co. LLC (“MS&Co.”) in connection with structuring services that it provided in connection with the Notes. MS&Co. will not underwrite, offer or sell any Notes offered hereby.
Coupon:	4.250% per annum
Yield:	4.250%
Interest Payment Frequency:	Annual
Interest Payment Dates:	Each September 10, beginning on September 10, 2016 and ending on the earlier of the redemption date and the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York and Taipei
Optional Redemption:	Not redeemable prior to September 10, 2020. The Issuer may, at its option, redeem the Notes, in whole but not in part, on each September 10 on or after September 10, 2020, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the Notes to the redemption date. See “Description of the Notes—Optional Redemption” in the preliminary pricing supplement referenced below.
Tax Redemption and Payment of Additional Amounts:	Yes
Governing Law:	New York
Minimum Denominations:	$100,000 and $1,000 increments thereafter
Book Runners:	MasterLink Securities Corporation and Mega International Commercial Bank Co., Ltd. The Book Runners are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the Notes in the United States and to the extent permitted by applicable laws and regulations, they will do so through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.
Structuring Agent and Coordinator:	Morgan Stanley & Co. LLC
Listing:	Application will be made to the Taipei Exchange (“TPEx”) for the listing of, and permission to deal in, the Notes by way of debt issues to “professional institutional investors” (“Professional Institutional Investors”) as defined under Paragraph 2, Article 19-7 of the

Regulations Governing Securities Firms of the Republic of China only and such permission is expected to become effective on or about September 10, 2015. No assurance can be given that such applications will be granted or that TPEx listing will be maintained.
Selling Restriction

The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than Professional Institutional Investors. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a Professional Institutional Investor.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the preliminary pricing supplement dated August 26, 2015 and the related prospectus supplement dated February 26, 2015 and prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related preliminary pricing supplement, prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer at +1 (310) 468-4076 or emailing the Issuer at TFS_Treasury_Operations@toyota.com.

TPEx is not responsible for the contents of this term sheet and any amendments or supplement thereto and no representation is made by TPEx as to the accuracy or completeness of this term sheet and and any amendments or supplement thereto. TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this term sheet and any amendments or supplement thereto. Admission to the listing and trading of the Notes on TPEx shall not be taken as an indication of the merits of the Issuer or the Notes.

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